

Mail Stop 7010

September 7, 2006

via U.S. mail and facsimile

Karen R. Osar
Executive Vice President and Chief Financial Officer
Chemtura Corporation
199 Benson Road
Middlebury, Connecticut 06749

> **Re:** **Chemtura Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2005**
> **Filed March 31, 2006**
> **Form 10-Q for the Fiscal Quarters Ended March 31, 2006 and June 30, 2006**
> **File No. 1-15339**

Dear Ms. Osar:

We have reviewed your response letter dated July 24, 2006 and have the following additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the year ended December 31, 2005

Consolidated Statements of Operations, page 68

1. We note your response to comment 2 in our letter dated July 10, 2006. Specifically, we note that the supply agreement between you and Sun subsequent to the sale of your Refined Products business to Sun does result in a continuation of activities. We further note that you evaluated the significance of this continuation of activities by comparing the expected cash outflows to be paid by you after the sale of the Refined Products business to the cash flows that had been generated by your Petroleum Additives business. It is unclear to us how you determined that this comparison is the appropriate method to evaluate the significance of the continuation of activities. In accordance with paragraph 8 of EITF 03-13, please tell us the percentage of Refined

Products' net sales were purchased by Petroleum Additives prior to the sale of Refined Products. Please also tell us the percent of Refined Products' net sales Petroleum Additives is expected to purchase under the supply agreement. Please also refer to Example 6 in Exhibit 03-13B of EITF 03-13 for additional guidance. Finally, if you continue to believe that the Refine Products business is properly classified as a discontinued operation, please confirm to us that you will include the disclosures required by paragraph 17 of EITF 03-13 in future filings, as you did not provide such disclosures when you initially classified Refined Products as discontinued.

2. We note your response to comment 3 in our letter dated July 10, 2006. We believe that the intent of paragraph 45 of SFAS 144 is to capture all disposal gains and losses of long-lived assets (disposal group) that are not reported within discontinued operations within operating profit (loss) of continuing operations. Please refer to paragraph B116 of SFAS 144 for further guidance. Please amend your 2005 Form 10-K to restate your consolidated statements of operations to classify your disposal gains and losses on sales of long-lived assets (disposal groups) within operating profit (loss). Please also amend your June 30, 2006 Form 10-Q reclassify the loss on sale of Industrial Water Additives within operating profit (loss).

3. We note in your response to comment 3 in our letter dated July 10, 2006, that you have not included the gain on the sale of Gustafson seed treatment joint venture within operating profit (loss), as equity method investees are not within the scope of SFAS 144. However, we note that you have included the equity income from Gustafson within operating profit (loss) because such investment was integral to your operations. As such, you should also include the gain on the sale of Gustafson within operating profit (loss). Please amend your 2005 Form 10-K to restate your consolidated statements of operations to classify this gain within operating profit (loss).

4. We note your response to comment 3 in our letter dated July 10, 2006. Please amend your 2005 Form 10-K to restate your consolidated statements of operations to present minority interest in accordance with Rule 5-02(b)(12) of Regulation S-X.

5. We note in your response to comment 3 in our letter dated July 10, 2006, that you have not included the accretion of certain of your pension and other post-employment benefits within operating profit (loss) because these obligations were assumed through the acquisition of Witco Corporation. However, we believe that all pension and OPEB related costs are operating expenses. Please amend your 2005 Form 10-K to restate your consolidated statements of operations to include these expenses within operating profit (loss).

Consolidated Statements of Cash Flows, page 70

6. We note your response to comment 4 in our letter dated July 10, 2006. In future filings, please describe how the absence of these cash flows will impact your future cash flows from operations, liquidity, and capital resources.

General Restatement Comment

7. In the comments above, we are requesting that you amend your Form 10-K for the fiscal year ended December 31, 2005. As such, please address the following items, as appropriate:
   - If you conclude that your prior filing should not be relied upon due to an error, please be advised that you are required to disclose the information listed under Item 4.02(a) of Form 8-K within four days of your conclusion.
   - Please tell us when you will file your amended Form 10-K. We remind you that when you file your amended Form 10-K, you should appropriately address the following:
     o An explanatory paragraph in the reissued audit opinion;
     o Full compliance with SFAS 154, paragraphs 25 and 26;
     o Fully update all affected portions of the document, including MD&A, selected financial data and quarterly financial data;
     o Updated Item 9A disclosures should include the following:
        – A discussion of the restatement and the facts and circumstances surrounding it;
        – How the restatement impacted the CEO and CFO's original conclusions regarding the effectiveness of their disclosure controls and procedures;
        – Changes to internal control over financial reporting; and
        – Anticipated changes to disclosure controls and procedures and/or internal control over financial reporting to prevent future misstatements of a similar nature.
        Refer to Items 307 and 308(c) of Regulation S-K.
     o Updated reports from management and your independent auditors regarding your internal controls over financial reporting.
     o Updated certifications.

Form 10-Q for the Fiscal Quarter Ended June 30, 2006

Antitrust Investigations and Related Matters, page 24
Civil Lawsuits, page 25
U.S. Federal Antitrust Actions, page 25

8. We note that the reserve related to your civil lawsuits increased on a net basis to
    $87.5 million as of June 30, 2006 versus $57.6 million as of December 31, 2005
    without a discussion as to why you increased the reserve during the six-months ended
    June 30, 2006. Considering the materiality of changes in this reserve to your
    consolidated statements of earnings, the complexity of the civil lawsuits, and the
    potential significance of the remaining claims, please include a rollforward of your
    reserve for your civil lawsuits that is broken out by rubber chemicals, EPDM, nitrile
    rubber, et cetera in future filings. Please include a sufficiently detailed explanation
    regarding increases and/or decreases to your reserve that also impacts your
    consolidated statements of earnings in a sufficient amount of detail to allow investors
    to understand what occurred during the period in terms of your negotiations and other
    litigation activities that resulted in additional expense being recognized or previously
    recognized expense being reversed. Please provide us with the disclosure that would
    have been included in your June 30, 2005 Form 10-Q.

                            *   *   *   *

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a letter that keys your responses to our comments and provides any requested
information. Detailed response letters greatly facilitate our review. Please file your
response letter on EDGAR. Please understand that we may have additional comments
after reviewing your responses to our comments.

        You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her
absence, Jeanne Baker at (202) 551-3691, or me at (202) 551-3255, if you have questions
regarding comments on the financial statements and related matters.

                                                Sincerely,

                                                Nili Shah
                                                Accounting Branch Chief